Annexure-A

MAHANAGAR TELEPHONE NIGAM LIMITED
( A Govt.of India Enterprise)
UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30.09.2006

						(Rs. in Million)
Sl.No.	Particulars	Q 2 2006-07 UNAUDITED	Q 2 2005-06 REVIEWED	H 1 2006-07 UNAUDITED	H 1 2005-06 REVIEWED	Year Ended 31.3.2006 (Audited)
1	2	3	4	5	6	7

1	Net Income from Services	12,204.16	12,767.56	24,928.85	25,372.08	55,609.85
2	Other Income	1,563.50	1,672.99	2,352.28	3,021.46	5,300.13
	Total Income	13,767.67	14,440.55	27,281.14	28,393.54	60,909.98

3. a.	Staff Cost	4,595.86	4,733.19	9,085.16	9,318.67	19,053.12
b.	Revenue Sharing	2,255.59	2,145.13	4,387.13	4,439.25	12,263.19
c.	Licence Fee	1,097.23	1,265.29	2,241.00	2,431.30	4,589.59
d.	Admn./Operative Expenditure	2,326.96	2,379.55	4,559.80	4,698.38	11,579.15
	Total operative /other Exp	10,275.63	10,523.14	20,273.08	20,887.59	47,485.05
4	EBITDA	3,492.04	3,917.41	7,008.06	7,505.94	13,424.93
5	Depreciation	1,648.11	1,570.93	3,357.43	3,100.48	6,466.99
6	Interest	5.02	99.46	18.32	181.82	244.36
7	Profit Before Tax	1,838.91	2,247.02	3,632.30	4,223.65	6,713.58
8. a.	Provision for Taxation	750.65	466.57	1,608.51	1,317.01	560.76
b.	Provision for Deffered tax	(122.01)	155.15	(369.27)	(339.42)	376.19
9	Profit After Tax	1,210.27	1,625.31	2,393.06	3,246.05	5,776.63
10	Prior period adjustments	-	-	-	37.83	(26.29)
11	Net Profit	1,210.27	1,625.31	2,393.06	3,208.22	5,802.92

12	Paid up equity share capital
	Face value of Rs.10/-each.					6,300.00
13	Reserves Excluding
	Revaluation Reserve					106,067.74
14	EPS					9.21
	Basic/Diluted (in Rs.)	1.92	2.58	3.80	5.09
15	Aggregate of non-promoter
	shareholding:-
a.	Number of shares					275,627,260
b.	Percentage of shareholding					43.75%

Notes:
1	The above results have been taken on record by the Board of Directors in their meeting held on 27-10-2006.

2	Other Income includes an amount of Rs. 600 Million on account of Interest accrued on refund of income tax for the assessment year 1995-96 & 1996-97 as a result of the order of ITAT.

3	Previous period/year figures have been regrouped/ rearranged wherever necessary.

4	The status of investor complaints received and disposed off during this quarter ended on 30.09.2006 is as under:

	Complaints pending at the beginning of the quarter	5
	Complaints received during this quarter	380
	Disposal of Complaints	380
	Complaints lying unresolved at the end of the quarter	5

Place: New Delhi	For and on behalf of the Board
Date: 27.10.2006

(R.S.P. Sinha)
Chairman & Managing Director

UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE
MONTHS ENDED ON 30/09/2006

				Rs. in Million
S.NO	Particulars	Q 2 UNAUDITED 2006-07	Q 2 REVIEWED 2005-06	Year ended 31.3.2006 Audited

1.	Income from Services
	Basic Services	10,377.99	11,481.67	49,883.22
	Cellular	1,826.17	1,285.89	5,726.62
	Unallocable	-	-	-
	Total	12,204.16	12,767.56	55,609.85

	Less: Inter Unit Income	-	-	-

	Net Income From Services	12,204.16	12,767.56	55,609.85

2.	Segment result before interest/
	and Tax
	Basic Services	882.99	1,293.45	2,124.74
	Cellular	658.96	363.98	2,644.17
	Unallocable	301.98	689.06	2,189.03
	Total	1,843.93	2,346.49	6,957.94

	Less: Interest	5.02	99.46	244.36

	Less: Prior period Items			(26.29)

	Profit before tax	1,838.91	2,247.03	6,739.87

	Less: Provision for Tax	628.64	621.72	936.95

	Profit after tax	1,210.27	1,625.31	5,802.92

3.	Capital Employed
	(Segment Assets - Segment Liabilities)

	Basic Services	49,807.78	36,766.11	46,401.19
	Cellular	3,448.74	3,067.95	3,535.22
	Unallocable	60,361.79	72,812.41	61,288.84
	Total	113,618.31	112,646.47	111,225.25